SECOND AMENDMENT TO
TFS CAPITAL INVESTMENT TRUST
ADMINISTRATION AGREEMENT

WHEREAS, TFS Capital Investment Trust, an Ohio business trust (the “Trust”) and Ultimus Fund Solutions, LLC (the “Administrator”), an Ohio limited liability company, have entered into an Administration Agreement as of June 23, 2004 (the “Agreement”);

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective July 1, 2011, the Trust and the Administrator agree to amend the Agreement as follows:

1.	Schedule B of the Agreement is hereby amended as follows:

FEES

Pursuant to Article 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto agree, a fee computed with respect to each Portfolio as follows:

Average Daily Net Assets	Administration Fee
Up to $500 million	.075%
$500 to $2 billion	.050%
$2 billion to $3 billion	.040%
$3 billion to $5 billion	.030%
In excess of $5 billion	.025%

The fee will be subject to a monthly minimum of $5,000 with respect to each Portfolio.

OUT-OF-POCKET EXPENSES:

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust’s behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust.  The Trust will be responsible for its normal operating expenses, such as federal and state filing fees, insurance premiums, typesetting and printing of the Trust’s public documents, and fees and expenses of the Trust’s other vendors and providers.

CHIEF COMPLIANCE OFFICER:

The terms of this Agreement do not provide for Ultimus to furnish an individual to serve as the Fund’s Chief Compliance Officer.  Any arrangement involving Ultimus providing an individual to serve as the Fund’s Chief Compliance Officer will require a separate agreement.

2.	Except as amended hereof, the Agreement shall remain in full force and effect.

Executed this 1th day of July, 2011

TFS CAPITAL INVESTMENT TRUST

By:	/s/ Larry S. Eiben
Larry Eiben, Trustee

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Robert G. Dorsey
Robert G. Dorsey, President